Exhibit 99.1

PRELIMINARY NOTE

The unaudited interim condensed Consolidated Financial Statements for the three- and nine-month period ended September 30, 2025, included herein, have been prepared in accordance with International Accounting Standard 34 (“Interim Financial Reporting”), as issued by the International Accounting Standards Board (“IASB”). The Consolidated Financial Statements are presented in euros. All references in this interim report to “$,” and “U.S. dollars” mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains statements that constitute forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”). All statements other than statements of historical facts, including statements regarding our future results of operations and financial position, business and commercial strategy, potential market opportunities, products and product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this interim report can be identified by the use of forward-looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate”, “will” and “potential” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information available to our management at the time such statements are made. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to the macro-economic environment; inconclusive clinical trial results or clinical trials failing to achieve one or more endpoints, early data not being repeated in ongoing or future clinical trials, failures to secure required regulatory approvals, disruptions from failures by third-parties on whom we rely in connection with our clinical trials, delays or negative determinations by regulatory authorities, changes or increases in oversight and regulation; increased competition; manufacturing delays or problems, inability to achieve enrollment targets, disagreements with our collaboration partners or failures of collaboration partners to pursue product candidates, legal challenges, including product liability claims or intellectual property disputes, commercialization factors, including regulatory approval and pricing determinations, disruptions to access to raw materials or starting material, proliferation and continuous evolution of new technologies; disruptions to Immatics’ business; management changes; dislocations in the capital markets; and other important factors described under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission on March 27, 2025 and those described in our other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they were made. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements, whether as a result of any new information, future events, changed circumstances or otherwise.

We own various trademark registrations and applications, and unregistered trademarks, including Immatics®, XPRESIDENT®, ACTengine®, ACTallo®, ACTolog®, XCEPTOR®, TCER®, AbsQuant®, IMADetect® and our corporate logo. All other trade names, trademarks and service marks of other companies appearing in this interim report are the property of their respective owners. Solely for convenience, the trademarks and trade names in this interim report may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

As used in this interim report, the terms “Immatics”, “we”, “our”, “us”, “the Group” and “the Company” refer to Immatics N.V. and its subsidiaries, taken as a whole, unless the context otherwise requires. The unaudited interim condensed consolidated financial statements and Management’s Discussion & Analysis of Financial Condition and Results of Operations in this interim report are related to Immatics N.V. and its German subsidiary Immatics Biotechnologies GmbH as well as its U.S. subsidiary Immatics US Inc.

Unaudited Interim Condensed Consolidated Statement of Loss of Immatics N.V.

		Three months ended September 30,		Nine months ended September 30,
	Notes	2025	2024 (as restated)*	2025	2024 (as restated)*
		(Euros in thousands, except per share data)		(Euros in thousands, except per share data)
Revenue from collaboration agreements	4	5,187	50,559	28,505	99,583
Research and development expenses		(47,176)	(38,906)	(134,190)	(106,230)
General and administrative expenses		(12,673)	(11,156)	(37,520)	(32,925)
Other income		29	17	70	54
Operating result		(54,633)	514	(143,135)	(39,518)
Change in fair value of liabilities for warrants	5	—	3,833	1,730	4,228
Other financial income	5	4,250	5,889	14,684	18,707
Other financial expenses	5	(289)	(12,589)	(36,151)	(5,342)
Financial result		3,961	(2,867)	(19,737)	17,593
Loss before taxes		(50,672)	(2,353)	(162,872)	(21,925)
Taxes on income	6	127	(2,952)	2,123	(3,612)
Net loss		(50,545)	(5,305)	(160,749)	(25,537)
Net loss per share:	16
Basic		(0.42)	(0.05)	(1.32)	(0.25)
Diluted		(0.42)	(0.08)	(1.32)	(0.27)

*See Note 2.2 for details regarding the restatement as a result of a correction of deferred tax liabilities

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited Interim Condensed Consolidated Statement of Comprehensive Loss of Immatics N.V.

		Three months ended September 30,		Nine months ended September 30,
	Notes	2025	2024 (as restated)*	2025	2024 (as restated)*
		(Euros in thousands)		(Euros in thousands)
Net loss		(50,545)	(5,305)	(160,749)	(25,537)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss
Currency translation differences from foreign operations		(594)	(1,377)	(9,138)	(579)
Total comprehensive loss for the period		(51,139)	(6,682)	(169,887)	(26,116)

*See Note 2.2 for details regarding the restatement as a result of a correction of deferred tax liabilities

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited Interim Condensed Consolidated Statement of Financial Position of Immatics N.V.

		As of
	Notes	September 30, 2025	December 31, 2024
		(Euros in thousands)
Assets
Current assets
Cash and cash equivalents	15	334,922	236,748
Other financial assets	15	95,915	367,704
Accounts receivables	15	3,199	5,857
Other current assets	8	23,987	19,246
Total current assets		458,023	629,555
Non-current assets
Property, plant and equipment	9	44,447	50,380
Intangible assets	9	1,561	1,629
Right-of-use assets	9	13,706	13,332
Other non-current assets	8	820	1,250
Total non-current assets		60,534	66,591
Total assets		518,557	696,146
Liabilities and shareholders’ equity
Current liabilities
Provisions	10	6,688	—
Accounts payables	11	22,532	20,693
Deferred revenue	4	25,562	35,908
Liabilities for warrants	15	—	1,730
Lease liabilities	15	2,879	2,851
Other current liabilities	12	4,597	6,805
Total current liabilities		62,258	67,987
Non-current liabilities
Deferred revenue	4	22,442	34,161
Lease liabilities	15	13,500	13,352
Deferred tax liability	6	3,678	5,804
Total non-current liabilities		39,620	53,317
Shareholders’ equity
Share capital	13	1,216	1,216
Share premium	13	1,173,861	1,162,136
Accumulated deficit	13	(750,291)	(589,541)
Other reserves	13	(8,107)	1,031
Total shareholders’ equity		416,679	574,842
Total liabilities and shareholders’ equity		518,557	696,146

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited Interim Condensed Consolidated Statement of Cash Flows of Immatics N.V.

	Nine months ended September 30,
	2025	2024 (as restated)*
	(Euros in thousands)
Cash flows from operating activities
Net loss	(160,749)	(25,537)
Taxes on income	(2,123)	3,612
Loss before tax	(162,872)	(21,925)
Adjustments for:
Interest income	(13,629)	(18,185)
Depreciation and amortization	9,231	9,149
Interest expenses	724	654
Equity-settled share-based payment	11,712	13,112
Net foreign exchange differences and expected credit losses	33,911	4,018
Change in fair value of liabilities for warrants	(1,730)	(4,228)
Loss from disposal of fixed assets	157	1
Changes in:
Decrease in accounts receivables	2,658	1,142
(Increase)/decrease in other assets	(1,555)	83
Decrease in deferred revenue, accounts payables and other liabilities	(15,028)	(91,113)
Interest received	22,558	11,098
Interest paid	(724)	(654)
Income tax paid	(8,107)	(2,706)
Income tax refunded	4,733	—
Net cash used in operating activities	(117,961)	(99,554)
Cash flows from investing activities
Payments for property, plant and equipment	(5,588)	(14,598)
Payments for intangible assets	(190)	(148)
Proceeds from disposal of property, plant and equipment	47	1
Payments for investments classified in Other financial assets	(280,651)	(356,596)
Proceeds from maturity of investments classified in Other financial assets	520,089	266,361
Net cash provided by/(used in) investing activities	233,707	(104,980)
Cash flows from financing activities
Net proceeds from issuance of shares to equity holders	13	174,554
Payments of lease liabilities	(2,211)	(1,228)
Net cash provided by/(used in) financing activities	(2,198)	173,326
Net increase/(decrease) in cash and cash equivalents	113,548	(31,208)
Cash and cash equivalents at the beginning of the period	236,748	218,472
Effects of exchange rate changes and expected credit losses on cash and cash equivalents	(15,374)	1,935
Cash and cash equivalents at the end of the period	334,922	189,199

*See Note 2.2 for details regarding the restatement as a result of a correction of deferred tax liabilities and income tax paid

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited Interim Condensed Consolidated Statement of Changes in Shareholders’ equity of Immatics N.V.

(Euros in thousands)	Notes	Share capital	Share premium	Accumulated deficit	Other reserves	Total share- holders’ equity
Balance as of January 1, 2024 (as restated)*		847	823,166	(604,759)	(1,636)	217,618
Other comprehensive loss		—	—	—	(579)	(579)
Net loss (restated)*		—	—	(25,537)	—	(25,537)
Comprehensive income/(loss) for the period (as restated)*		—	—	(25,537)	(579)	(26,116)
Equity-settled share-based compensation	7	—	13,112	—	—	13,112
Share options exercised	13	1	1,113	—	—	1,114
Issue of share capital – net of transaction costs	13	183	173,257	—	—	173,440
Balance as of September 30, 2024 (as restated)*		1,031	1,010,648	(630,296)	(2,215)	379,168
Balance as of January 1, 2025		1,216	1,162,136	(589,541)	1,031	574,842
Other comprehensive loss		—	—	—	(9,138)	(9,138)
Net loss		—	—	(160,750)	—	(160,750)
Comprehensive loss for the period		—	—	(160,750)	(9,138)	(169,888)
Equity-settled share-based compensation	7	—	11,712	—	—	11,712
Share options exercised	13	—	13	—	—	13
Balance as of September 30, 2025		1,216	1,173,861	(750,291)	(8,107)	416,679

*See Note 2.2 for details regarding the restatement as a result of a correction of deferred tax liabilities

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements of Immatics N.V.

1. Group information

Immatics N.V., together with its German subsidiary Immatics Biotechnologies GmbH (“Immatics GmbH”) and its U.S. subsidiary, Immatics US Inc., (“Immatics” or “the Group”) is a biotechnology group active in precision targeting of PRAME and is primarily engaged in the research and development of PRAME-directed immunotherapies for the treatment of cancer.

Immatics N.V. is registered with the commercial register at the Netherlands Chamber of Commerce under RSIN 861058926 with a corporate seat in Amsterdam and is located at Paul-Ehrlich Str. 15 in 72076 Tübingen, Germany.

These unaudited interim condensed consolidated financial statements of the Group for the three and nine month period ended September 30, 2025, were authorized for issue by the Audit Committee of Immatics N.V. on November 17, 2025.

2. Material accounting policies

2.1 Basis of presentation

The unaudited interim condensed consolidated financial statements of the Group as of September 30, 2025 and for the three and nine months ended September 30, 2025 and 2024 have been prepared on a going concern basis in accordance with International Accounting Standard 34 (“Interim Financial Reporting”), as issued by the International Accounting Standards Board (“IASB”).

In accordance with IAS 34, the unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2024, which have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”), taking into account the recommendations of the IFRS Interpretations Committee (“IFRIC® Interpretations”). In the Group's annual financial statements for the year ended December 31, 2024, the Group restated their previously issued unaudited interim condensed consolidated financial statements related to accounting of deferred tax assets and deferred tax liabilities (refer to "2.2 Restatement of previously issued interim financial statements (unaudited)"). In these notes to the unaudited condensed consolidated financial statements, information is provided primarily on the items for which there have been significant changes compared with the consolidated financial statements of the Group for the year ended December 31, 2024.

The unaudited interim condensed consolidated financial statements are presented in Euros, which is the functional and reporting currency of the parent, Immatics N.V. Assets and liabilities of foreign operations are translated into Euros at the rate of exchange prevailing at the reporting date. The unaudited interim condensed consolidated statement of loss is translated at average exchange rates. The currency translation differences are recognized in other comprehensive income.

The following exchange rates from the European Central Bank are used for the unaudited interim condensed consolidated financial statements of the Group as of September 30, 2025 and for the three and nine months ended September 30, 2025:

	Euros per U.S. Dollar
	2025	2024
Spot rate as of September 30,	0.8517	0.8932
Spot rate as of June 30,	0.8532	0.9341
Spot rate as of March 31,	0.9246	0.9250
Spot rate as of December 31,	—	0.9626
Average rate three months ended September 30,	0.8561	0.9105
Average rate nine months ended September 30,	0.8938	0.9199
Average rate three months ended June 30,	0.8820	0.9288
Average rate six months ended June 30,	0.9152	0.9248
Average rate three months ended March 31,	0.9503	0.9210

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2024. The new and amended standards and interpretations applicable for the first time as of January 1, 2025, as disclosed in the notes to the consolidated financial statements for the year ended December 31, 2024, had no impact on the unaudited interim condensed consolidated financial statements of the Group for the three and nine months ended September 30, 2025.

In April 2024, IFRS 18, “Presentation and Disclosure in Financial Statements” was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1 “Presentation of Financial Statements”, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is currently assessing the impact of the new standard.

Estimates and assumptions have to be made in the unaudited interim consolidated financial statements as of September 30, 2025. These have an impact on the amounts and disclosures of the recognized assets and liabilities, income and expenses, and contingent liabilities. The estimates and judgments are essentially unchanged from the circumstances described in the consolidated financial statements of the Group for the year ended December 31, 2024. New developments may result in amounts deviating from the original estimates. These possible developments are outside the sphere of influence of the management.

2.2 Restatement of previously issued interim financial statements

During the preparation of the consolidated financial statements for the year ended December 31, 2024, the Group identified and corrected a misstatement related to the recognition of deferred tax assets related to tax losses carried forward. The Group did not take into account the limitations of German tax law to recover tax losses carried forward. Therefore, the Group overstated income tax expenses from changes in deferred tax liabilities during the three and nine months ended September 30, 2024. The Company restated the financial statements in conjunction with the issuance of its annual report for the period ended December 31, 2024. The impact of this restatement has been reflected in the tables below. Corresponding corrections were made in the Consolidated Statement of Changes in Shareholder’s Equity and Consolidated Statement of Comprehensive Income/(Loss).

In addition the company adjusted the presentation of 'Income tax paid' by disclosing this amount separately in the statement of cashflow with an offset to ‘(Increase)/decrease in other assets’. This adjustment has no impact on 'Net cash provided by/(used in) operating activities'.

This correction of the deferred liabilities resulted in the following impact to the Unaudited Interim Condensed Consolidated Statement of Loss:

	Three months ended September 30, 2024			Nine months ended September 30, 2024
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
	(Euros in thousands)			(Euros in thousands)
Loss before taxes	(2,353)	—	(2,353)	(21,925)	—	(21,925)
Taxes on income	(6,217)	3,265	(2,952)	(7,720)	4,108	(3,612)
Net loss	(8,570)	3,265	(5,305)	(29,645)	4,108	(25,537)
Attributable to:
Equity holders of the parent	(8,570)	3,265	(5,305)	(29,645)	4,108	(25,537)
Net loss	(8,570)	3,265	(5,305)	(29,645)	4,108	(25,537)
Net loss per share
Basic	(0.08)	0.03	(0.05)	(0.29)	0.04	(0.25)
Diluted	(0.11)	0.03	(0.08)	(0.31)	0.04	(0.27)
Weighted average shares outstanding
Basic	103,107,543	—	103,107,543	101,655,805	—	101,655,805
Diluted	110,295,043	—	110,295,043	108,843,305	—	108,843,305

This correction of the deferred liabilities and income tax paid resulted in the following impact to the Unaudited Interim Condensed Consolidated Statement of Cash Flows:

	Nine months ended September 30, 2024
	As previously reported	Adjustment	As restated
	(Euros in thousands)
Net loss	(29,645)	4,108	(25,537)
Taxes on income	7,720	(4,108)	3,612
Loss before taxation	(21,925)	—	(21,925)
(Increase)/decrease in other assets	(2,623)	2,706	83
Income tax paid	—	(2,706)	(2,706)
Net cash used in operating activities	(99,554)	—	(99,554)
Net cash used in investing activities	(104,980)	—	(104,980)
Net cash provided by financing activities	173,326	—	173,326
Net decrease in cash and cash equivalents	(31,208)	—	(31,208)
Cash and cash equivalents at the beginning of period	218,472	—	218,472
Effects of exchange rate changes and expected credit losses on cash and cash equivalents	1,935	—	1,935
Cash and cash equivalents at the end of period	189,199	—	189,199

The revision of the presentation of income tax paid in the Condensed Consolidated Statement of Cash Flows for the year ended December 31, 2024 resulted in an increase in ‘Income tax paid’ of €13.1 million and a corresponding decrease in ‘(Increase)/decrease in other assets’ of €2.8 million and in ‘Increase/(decrease) in deferred revenue, accounts payables and other liabilities’ of €10.3 million. Net cash provided by/(used in) operating activities remains unchanged.

3. Segment information

The Group manages its operations as a single segment for the purpose of assessing performance and making operating decisions. The Group’s focus is on the research and development of PRAME-directed immunotherapies for the treatment of cancer. The Chief Executive Officer is the chief operating decision maker who regularly reviews the consolidated operating results and makes decisions about the allocation of the Group’s resources.

4. Revenue from collaboration agreements

The Group currently earns revenue through strategic collaboration agreements with third party pharmaceutical and biotechnology companies. As of September 30, 2025, the Group had two revenue-generating strategic collaboration agreements in place, one with Bristol-Myers-Squibb (“BMS”) and one agreement with ModernaTX, Inc. (“Moderna”), both of which are at pre-clinical stage.

Under IFRS 15, the Group applies significant judgement when evaluating whether the obligations under the collaboration agreements represent one or more combined performance obligations, the determination of the transaction price and the allocation of the transaction price to identified performance obligations.

Revenue from collaboration agreements was realized with the following partners:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
	(Euros in thousands)		(Euros in thousands)
Revenue from collaboration agreements:
Moderna, United States	4,231	25,298	22,428	43,601
BMS, United States	956	25,261	6,077	41,031
Genmab, Denmark	—	—	—	14,951
Total	5,187	50,559	28,505	99,583

As of September 30, 2025, the Group has not received nor recognized any material milestone revenue under the collaboration agreements, due to the scientific uncertainty of achieving the milestones or the successful commercialization of a product. The Group plans to recognize the remaining deferred revenue balance into revenue as it performs the related performance obligations under each contract.

The revenue for the three and nine months ended September 30, 2025 from the remaining collaboration agreements with BMS and Moderna is recognized over time on a cost-to-cost basis. During the three months ended September 30, 2025, €4.2 million revenue was recognized for the Moderna collaboration agreement. For the collaboration agreement with BMS revenue of €1.0 million was recognized during the three months ended September 30, 2025. The collaboration with Genmab A/S, Copenhagen/Denmark (“Genmab”) was terminated in March 2024 resulting in the recognition of the remaining deferred revenue of €14.9 million.

Deferred revenue related to the collaboration agreements consists of the following:

	As of
	September 30, 2025	December 31, 2024
	(Euros in thousands)
Current	25,562	35,908
Non-current	22,442	34,161
Total	48,004	70,069

Deferred revenues are contract liabilities within the scope of IFRS 15.

5. Financial result

Financial income and financial expenses consist of the following:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
	(Euros in thousands)		(Euros in thousands)
Change in fair value of liabilities of warrants	—	3,833	1,730	4,228
Interest income	3,910	5,526	13,629	18,185
Foreign currency gains	263	4	179	93
Gains on other financial instruments	77	359	876	429
Other financial income	4,250	5,889	14,684	18,707
Interest expenses	(231)	(235)	(724)	(654)
Foreign currency losses	(58)	(12,354)	(35,427)	(4,688)
Other financial expenses	(289)	(12,589)	(36,151)	(5,342)
Financial result	3,961	(2,867)	(19,737)	17,593

The Company’s public warrants expired on July 1, 2025, without any being exercised during their lifetime. As a result, the related warrant liabilities were derecognized from the Statement of Financial Position on that date, with no impact on the Statement of Profit and Loss for the three months ended September 30, 2025, since the fair value of the warrants was €0.00 as of June 30, 2025. For the nine months ended September 30, 2025, changes in the fair value of the warrants resulted in a decrease of €1.7 million, recognized as income, as the fair value declined from €0.24 ($0.25) per warrant as of December 31, 2024, to €0.00 ($0.00) as of June 30, 2025, prior to their expiration on July 1, 2025.

For the three and nine months ended September 30, 2024, the changes of the fair value of the warrants resulted in a decrease of €3.8 million and €4.2 million, respectively, with a corresponding income. The fair value of the warrants decreased from €2.64 ($2.92) per warrant as of December 31, 2023 to €2.59 ($2.77) as of June 30, 2024 and decreased to €2.05 ($2.30) as of September 30, 2024.

Interest income mainly results from short-term deposits as well as cash balances. Interest expenses mainly result from leases.

Foreign currency gains and losses primarily consist of revaluation effects from exchange rate fluctuations on USD-denominated cash and cash equivalents, and short-term deposits held by Immatics N.V. and Immatics GmbH.

Losses and gains on financial instruments include expected credit losses on cash and cash equivalents and other financial assets for the three and nine months ended September 30, 2025 and 2024.

6. Income Tax

The following table illustrates the current and deferred taxes for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024 (as restated)*	2025	2024 (as restated)*
	(Euros in thousands)		(Euros in thousands)
Current income tax	(4)	(6,217)	(4)	(7,720)
Deferred income tax	131	3,265	2,127	4,108
Taxes on income	127	(2,952)	2,123	(3,612)

*See Note 2.2 for details regarding the restatement as a result of a correction of deferred tax liabilities

During the three and nine months ended September 30, 2025, Immatics N.V., Immatics GmbH and Immatics US Inc. generated a net loss within the Group. Correspondingly the Group did not recognize a current income tax expense for the three and nine months ended September 30, 2025.

During the three and nine months ended September 30, 2025, the deferred tax liability decreased by €0.1 million and €2.1 million, respectively, due to a decrease in temporary differences and correspondingly the Group recognized a deferred income tax benefit.

Immatics received an income tax refund of €3.9 million and €4.7 million during the three and nine months ended September 30, 2025, respectively, from income tax prepayments made in prior periods.

Immatics paid income tax of €2.7 million and €8.1 million during the three and nine months ended September 30, 2025, respectively, for income tax prepayments.

During the three and nine months ended September 30, 2024, Immatics N.V. and Immatics US Inc. generated a net loss within the Group. Immatics GmbH generated a net income for the three and nine months ended September 30, 2024 due to the recognition of revenue from the collaboration agreements with BMS, Genmab and Moderna. Correspondingly the Group recognized an income tax expense of €6.2 million for the three months ended September 30, 2024 and €7.7 million for the nine months ended September 30, 2024.

The income tax expense is calculated based on taxable income of Immatics GmbH for the three and nine months ended September 30, 2024. The Group applied the estimated effective tax rate for the financial year 2024 to the taxable income for the three and nine months ended September 30, 2024. The Group took into account the tax losses carried forward that can be used to offset the taxable income generated in the three and nine months ended September 30, 2024 for the purpose of income tax calculation. In accordance with §10d para 2 EStG (German income tax code), 70% (corporate tax) / 60% (trade tax) of an income of a given year can be offset with tax losses carried forward. Accordingly, 30% / 40% of the income before tax of Immatics GmbH is subject to income tax.

As the profit generated by Immatics GmbH during the three and nine months ended September 30, 2024 is considered as a one-time profit, deferred tax assets on tax losses carried forward are recognized only to the extent that they offset deferred tax liabilities for temporary differences, taking into account the limitations in accordance with §10d para 2 EStG (German income tax code). The current assessment regarding the usability of deferred tax assets may change, depending on the Group’s taxable income in future years, which could result in the recognition of deferred tax assets.

Due to the limitations on ability to offset deferred tax liabilities with tax losses carried forward in accordance with 10d para 2 EStG, Immatics N.V. and Immatics GmbH need to account for all deferred tax liabilities for taxable temporary differences whereas deferred tax assets on losses carried forward can only be recognized to a certain percentage.

During the three and nine months ended September 30, 2025 and 2024, the Group’s German operations were subject to a statutory tax rate of 30.2%, and the Group’s U.S. operations were subject to a federal corporate income tax rate of 21%.

Due to changes in ownership in prior periods, there are certain limitations on tax losses carried forward for net operating losses incurred by Immatics US, Inc., under Section 382 of the U.S. Internal Revenue Code.

7. Share-based payments

Immatics N.V. has four share-based payment plans. In June 2020, Immatics N.V. established an initial equity incentive plan (“2020 Equity Plan”). This plan was complemented by the Company’s 2022 stock option and incentive plan (“2022 Equity Plan”) which was approved by the Immatics shareholders at the Annual General Meeting on June 13, 2022. At the Annual General Meeting on June 20, 2024, Immatics shareholders approved the Company’s 2024 stock option and incentive plan (“2024 Equity Plan”). At the Annual General Meeting on June 18, 2025, Immatics shareholders approved the Company’s 2025 stock option and incentive plan (“2025 Equity Plan”). The 2025 Equity Plan allows the company to grant additional options.

Under the 2020 Equity Plan, the 2022 Equity Plan and the 2024 Equity Plan, directors, management and employees have been granted different types of options, all of which are equity-settled transactions.

Under the plans, the Company has the settlement choice for all options granted and has no present obligation to settle in cash, therefore, all options are treated as equity-settled transactions.

Granted options shall accelerate and become vested and exercisable in full immediately prior to and subject to the consummation of a sale event, which was not deemed probable as of September 30, 2025 and 2024, respectively.

Service Options

Under the 2020 Equity Plan, the 2022 Equity Plan and the 2024 Equity Plan, Immatics issues employee stock options with a service requirement (“Service Options”) to acquire shares of Immatics N.V. The service-based options for employees including management will vest on a four-year time-based vesting schedule. Under the 2022 Equity Plan and the 2024 Equity Plan, annual service options for members of the Board of Directors will vest entirely after one year. Service Options are granted on a recurring basis. The Company granted Service Options, which were accounted for using the respective grant date fair value.

Immatics applied a Black-Scholes pricing model to estimate the fair value of the Service Options, with a weighted average fair value of $3.95 per Service Option granted during the nine months ended September 30, 2025 and used the following weighted average assumptions:

	Three months ended September 30, 2025	Nine months ended September 30, 2025
Exercise price in USD	$5.64	$5.43
Underlying share price in USD	$5.64	$5.43
Volatility	83.57%	83.15%
Time period (years)	6.11	5.97
Risk-free rate	3.95%	4.19%
Dividend yield	0.00%	0.00%

Service Options outstanding as of September 30, 2025:

	2025
	Weighted average exercise price in USD	Number
Service Options outstanding on January 1,	9.94	10,089,474
Service Options granted in 2025	5.43	1,511,700
Service Options forfeited	11.09	93,056
Service Options exercised	—	—
Service Options expired	10.39	154,886
Service Options outstanding on September 30,	9.33	11,353,232
Service Options exercisable on September 30,	10.20	6,292,994
Weighted average remaining contract life (years)	7.03

Performance-Based Options (“PSUs”)

In addition, at the initial listing on Nasdaq, certain executive officers and key personnel of the Group received under the 2020 Equity Plan performance-based options (“PSUs”), vesting based on both the achievement of market capitalization milestones and satisfaction of a four-year time-based vesting schedule. The PSUs are split into three equal tranches. The performance criteria for each of the three respective tranches requires Immatics to achieve a market capitalization of at least $1.5 billion, $2 billion and $3 billion, respectively.

The Company did not grant PSUs during the three and nine months ended September 30, 2025.

PSUs outstanding as of September 30, 2025:

	2025
	Weighted average exercise price in USD	Number
PSUs outstanding on January 1,	10.09	3,680,000
PSUs granted in 2025	—	—
PSUs forfeited	10.00	12,000
PSUs outstanding on September 30,	10.10	3,668,000
PSUs exercisable on September 30,	—	—
Weighted average remaining contract life (years)	4.85

The Group recognized total employee-related share-based compensation expenses from all plans, during the three and nine months ended September 30, 2025 and 2024 as set out below:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
	(Euros in thousands)
Research and development expenses	(1,792)	(2,351)	(6,012)	(7,214)
General and administrative expenses	(1,450)	(2,156)	(5,700)	(5,898)
Total share-based compensation	(3,242)	(4,507)	(11,712)	(13,112)

Additional outstanding awards fully vested

Immatics GmbH previously issued share-based awards to employees under former Equity plans. As part of the initial listing on Nasdaq, all outstanding awards were replaced by a combination of cash payments and share-based awards under the 2020 Equity Plan in Immatics N.V. These awards are fully vested and no additional expense is recognized.

Matching Stock Options outstanding as of September 30, 2025:

	2025
	Weighted average exercise price in USD	Number
Matching Stock Options outstanding on January 1,	10.00	1,315,798
Matching Stock Options forfeited	10.00	4,950
Matching Stock Options exercised	—	—
Matching Stock Options expired	10.00	20,166
Matching Stock Options outstanding on September 30,	10.00	1,290,682
Matching Stock Options exercisable on September 30,	10.00	1,290,682
Weighted average remaining contract life (years)	4.75

Converted Options outstanding as of September 30, 2025:

	2025
	Weighted average exercise price in USD	Number
Converted Options outstanding on January 1,	2.90	477,842
Converted Options forfeited	1.50	2,275
Converted Options exercised	1.07	13,660
Converted Options expired	1.37	2,451
Converted Options outstanding on September 30,	2.96	459,456
Converted Options exercisable on September 30,	2.96	459,456
Weighted average remaining contract life (years)	2.25

8. Other current and non-current assets

Other current assets consist of the following:

	As of
	September 30, 2025	December 31, 2024
	(Euros in thousands)
Prepaid expenses	13,700	12,048
Value added tax receivables	1,105	888
Other assets	9,182	6,310
Total	23,987	19,246

Prepaid expenses include expenses for the supply of lentiviral vector of €3.2 million of which €0.9 million are attributable to an upfront payment pursuant to the execution of a commercial supply agreement for anzu-cel as of September 30, 2025. In addition, prepaid expenses include expenses for licenses and software of €4.3 million as of September 30, 2025 and €3.6 million as of December 31, 2024 and prepaid maintenance expenses of €0.9 million as of September 30, 2025 and €1.2 million as of December 31, 2024.

The remaining prepaid expenses of €5.9 million as of September 30, 2025 and €7.2 million as of December 31, 2024 are mainly prepayments for clinical research organizations, insurance and other services.

Other assets include receivables from pre-paid income tax of €7.6 million as of September 30, 2025 and €5.9 million as of December 31, 2024.

Other non-current assets consist of the following:

	As of
	September 30, 2025	December 31, 2024
	(Euros in thousands)
Prepaid expenses	89	333
Other assets	731	917
Total	820	1,250

9. Property, plant and equipment, intangible assets and Right-of-use assets

During the three months ended September 30, 2025 and September 30, 2024, the Group acquired property, plant and equipment and intangible assets in the amount of €0.6 million and €2.0 million, respectively.

The Group’s additions include leasehold improvements, lab equipment, office equipment and computer equipment for the research and commercial GMP manufacturing facility construction in Houston, Texas of €0.5 million and €1.4 million for the three months ended September 30, 2025 and September 30, 2024, respectively.

During the three months ended September 30, 2025 and three months ended September 30, 2024, there was no material addition in right-of-use assets and corresponding lease liability.

During the nine months ended September 30, 2025 and September 30, 2024, the Group acquired property, plant and equipment and intangible assets in the amount of €6.0 million and €11.7 million, respectively.

The Group’s additions include leasehold improvements, lab equipment, office equipment and computer equipment for the research and commercial GMP manufacturing facility construction in Houston, Texas of €4.6 million and €7.7 million for the nine months ended September 30, 2025 and September 30, 2024, respectively.

During the nine months ended September 30, 2025, there was an increase in right-of-use assets and corresponding lease liability of €3.2 million mainly related to the expansion of our facilities. During the nine months ended September 30, 2024, there was an addition of €2.4 million in right-of-use assets and corresponding lease liability for the new research facility in Tübingen, Germany.

During the nine months ended September 30, 2025 and September 30, 2024, €0.6 million and €1.2 million of the investments were not paid in the period, respectively.

10. Provisions

Provisions consist of the following:

	As of
	September 30, 2025	December 31, 2024
	(Euros in thousands)
Provision for bonuses	6,688	—
Total	6,688	—

These amounts include provisions for the Group’s annual employee bonuses, which are paid at year end.

11. Accounts payables

Accounts payables consist of the following:

	As of
	September 30, 2025	December 31, 2024
	(Euros in thousands)
Trade payables	2,804	10,112
Accrued liabilities	19,728	10,581
Total	22,532	20,693

Accounts payables are non-interest-bearing and are due within one year. The carrying amounts of accounts payables represent fair values due to their short-term nature.

12. Other current liabilities

Other current liabilities consist of the following:

	As of
	September 30, 2025	December 31, 2024
	(Euros in thousands)
Accrual for vacation and overtime	1,785	1,579
Income tax liability	31	1,761
Payroll tax	651	2,008
Other liabilities	2,130	1,457
Total	4,597	6,805

Other current liabilities are non-interest-bearing and are due within one year. The carrying amounts of other current liabilities represent fair values due to their short-term nature.

13. Shareholders’ equity

As of September 30, 2025 and December 31, 2024, the total number of ordinary shares of Immatics N.V. outstanding is 121,563,829 and 121,550,169 with a par value of €0.01, respectively.

The number of ordinary shares increased during the three and nine months ended September 30, 2025 compared to the year ended December 31, 2024, due to exercised share options from the Group’s equity incentive plan, resulting in an increase in share capital of €0.1 thousand and share premium of €12.6 thousand.

On January 22, 2024, the Group closed an offering of 18,313,750 ordinary shares with a public offering price of €10.10 ($11.00) per ordinary share. The Group received gross proceeds of €185.0 million less transaction costs of €11.6 million, resulting in an increase in share capital of €183.0 thousand and share premium of €173.2 million.

Additionally, the number of ordinary shares increased during the three and nine months ended September 30, 2024, due to exercised share options from the Group’s equity incentive plan, resulting in an increase in share capital of €1.0 thousand and share premium of €1.1 million.

Other reserves are related to accumulated foreign currency translation amounts associated with the Group’s U.S. operations.

14. Related party disclosures

During the three and nine months ended September 30, 2025, the Group did not enter into any new related-party transactions with its key management personnel or with related entities other than the granting of a total of 332,000 Service options to its Board of Directors during the nine months September 30, 2025 and the commitment of a termination benefit of €0.3 million to key management personnel during the three and nine months ended September 30, 2025.

15. Financial Instruments

Set out below are the carrying amounts and fair values of the Group’s financial instruments that are carried in the unaudited interim condensed consolidated financial statements.

	Carrying amount per measurement category
	Financial assets as of September 30, 2025		Financial liabilities as of September 30, 2025
(Euros in thousands)	At fair value through profit and loss	At amortized cost	At fair value through profit and loss	At amortized cost	IFRS 7 not applicable and IFRS 16	September 30, 2025
Current/non-current assets
Cash and cash equivalents	—	334,922	—	—	—	334,922
Short-term deposits*	—	95,915	—	—	—	95,915
Accounts receivables	—	3,199	—	—	—	3,199
Other current/non-current assets*	—	2,085	—	—	22,722	24,807
Current/non-current liabilities
Accounts payables	—	—	—	22,532	—	22,532
Other current liabilities	—	—	—	50	4,547	4,597
Liabilities for warrants	—	—	—	—	—	—
Lease liabilities	—	—	—	—	16,379	16,379
Total	—	436,121	—	22,582	43,648

	Carrying amount per measurement category
	Financial assets as of December 31, 2024		Financial liabilities as of December 31, 2024
(Euros in thousands)	At fair value through profit and loss	At amortized cost	At fair value through profit and loss	At amortized cost	IFRS 7 not applicable and IFRS 16	December 31, 2024
Current/non-current assets
Cash and cash equivalents	—	236,748	—	—	—	236,748
Short-term deposits*	—	367,704	—	—	—	367,704
Accounts receivables	—	5,857	—	—	—	5,857
Other current/non-current assets*	—	1,244	—	—	19,252	20,496
Current/non-current liabilities
Accounts payables	—	—	—	20,693	—	20,693
Other current liabilities	—	—	—	50	6,755	6,805
Liabilities for warrants	—	—	1,730	—	—	1,730
Lease liabilities	—	—	—	—	16,203	16,203
Total	—	611,553	1,730	20,743	42,210

* “Short-term deposits” are classified within the balance sheet item “Other financial assets”. Other current/non-current assets comprise mainly of deposits.

The book value of financial assets and liabilities other than lease liabilities and liabilities for warrants represent a reasonable approximation of the fair value.

All financial assets and financial liabilities classified as "at fair value through profit and loss" are measured by using quoted prices in an active market for identical assets and liabilities (Level 1), respectively.

Liabilities for warrants are comprised of the Immatics Warrants issued to investors with a cashless exercise mechanism as a current liability which the Company accounted for according to provisions of IAS 32. The Company measures the warrants at fair value by using the closing price of warrants at Nasdaq. The warrants are measured in each reporting period. Changes in the fair value are recognized in the Company’s Consolidated Statement of Loss as financial income or expenses, as appropriate. The warrants are classified as Level 1 of the fair value hierarchy. The maturity of the liabilities for warrants is dependent on the development of the share price as well as the decisions by the Immatics Warrants holders. The warrants expired on July 1, 2025.

16. Earnings and Loss per Share

The Group reported basic and diluted loss per share during the three and nine months ended September 30, 2025 and 2024. Basic earnings and loss per share are calculated by dividing the net profit or loss by the weighted-average number of ordinary shares outstanding for the reporting period.

Diluted earnings and loss per share are calculated by adjusting the weighted-average number of ordinary shares outstanding for any dilutive effects resulting from equity awards granted to the Board and employees of the Group as well as from publicly traded Immatics Warrants. The Group’s equity awards and Immatics Warrants for which the exercise price is exceeding the Group’s weighted average share price, are excluded from the calculation of diluted weighted average number of ordinary shares.

The Group was loss-making during the three and nine months ended September 30, 2025 and September 30, 2024, therefore all instruments under the 2020, 2022, 2024 and 2025 Equity Plan are anti-dilutive instruments and are excluded in the calculation of diluted weighted average number of ordinary shares outstanding.

The 7,187,500 Immatics Warrants issued in 2020 expired on July 1, 2025. Therefore, the warrants are not considered in the calculation for the three months ended September 30, 2025.

For the nine months ended September 30, 2025, Immatics Warrants do not have a dilutive effect as the Group's weighted average share price is below the exercise price for the given period and their conversion to ordinary shares would have decreased loss per share.

For the three and nine months ended September 30, 2024 Immatics issued and outstanding warrants have a dilutive effect as the Group’s weighted average share price is above the exercise price for the given period and their conversion to ordinary shares would have increased loss per share.

	Three months ended September 30,		Nine months ended September 30,
	2025	2024 (as restated)*	2025	2024 (as restated)*
	(Euros in thousands, except share and per share data)		(Euros in thousands, except share and per share data)
Numerator:
Net loss	(50,545)	(5,305)	(160,749)	(25,537)
Adjustments of loss	—	(3,833)	—	(4,228)
Net loss available to common shareholders	(50,545)	(9,138)	(160,749)	(29,765)

Denominator:
Weighted average shares outstanding - Basic	121,562,940	103,107,543	121,555,415	101,655,805
Effect of potentially dilutive warrants / shares option	—	7,187,500	—	7,187,500
Weighted average shares outstanding - Diluted	121,562,940	110,295,043	121,555,415	108,843,305

Loss per share - Basic	(0.42)	(0.05)	(1.32)	(0.25)
Loss per share - Diluted	(0.42)	(0.08)	(1.32)	(0.27)

*See Note 2.2 for details regarding the restatement as a result of a correction of deferred tax liabilities

17. Commitments and contingencies

The statements regarding contingent liabilities and other financial liabilities described in the consolidated financial statements of the Group for the year ended December 31, 2024 have not materially changed.

18. Events occurring after the interim reporting period

On October 1, 2025, Arnd Christ stepped down as the Company's Chief Financial Officer and Venkat Ramanan was appointed as Chief Financial Officer.

On October 27, 2025, Amie Krause was appointed as Chief People Officer.

The Company evaluated subsequent events for recognition or disclosure through November 17, 2025 and did not identify additional material subsequent events.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is based on the financial information of Immatics N.V., together with its German subsidiary Immatics Biotechnologies GmbH and its U.S. subsidiary, Immatics US, Inc. (“Immatics”, the “Company”, the “Group”, “we”, “our”). You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited interim condensed consolidated financial statements for the three and nine month period ended September 30, 2025 and 2024 included in this interim report. You should also read our operating and financial review and prospects and our Consolidated Financial Statements for the year ended December 31, 2024, and the notes thereto, in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 27, 2025 (the “Annual Report”). The following discussion is based on the financial information of Immatics prepared in accordance with International Financial Reporting Standards (“IFRS”), which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. generally accepted accounting principles.

Overview

We are a clinical-stage biotechnology company and the global leader in precision targeting of PRAME, a target expressed in more than 50 cancers. Our cutting-edge science and robust clinical pipeline form the broadest PRAME franchise with the most PRAME indications and modalities. Our mission is to make a meaningful impact on the lives of patients with cancer and high unmet medical needs by producing novel, PRAME-directed immunotherapies that provide tangible clinical benefits. We strive to become an industry-leading, fully integrated global biopharmaceutical company engaged in developing, manufacturing and commercializing PRAME immunotherapies for the benefit of cancer patients, our shareholders, our employees and our partners.

PRAME is an intracellular protein presented as a peptide on the surface of tumor cells by HLA molecules. The PRAME peptide can be targeted by T-cell receptors (“TCRs”) engineered by Immatics, thus overcoming the limitations of classical antibodies and CAR T-cell therapies not able to access intracellular targets.

Our PRAME franchise currently includes three product candidates, two therapeutic modalities and two combination therapies that target PRAME: anzu-cel (anzutresgene autoleucel, IMA203) PRAME cell therapy, IMA203CD8 PRAME cell therapy (GEN2), our off-the-shelf, next-generation, half-life extended IMA402 PRAME bispecific as monotherapy and in combination with an immune checkpoint inhibitor as well as anzu-cel in combination with Moderna’s PRAME cell therapy enhancer (mRNA-4203). Each modality targeting PRAME, cell therapy and bispecific, is designed with distinct attributes and mechanisms of action to produce the desired therapeutic effect for the targeted cancer patient populations.

In addition, we are exploring a potential combination of IMA401 MAGE4/8 Bispecific with IMA402 PRAME Bispecific, in patients with squamous non-small cell lung cancer (sqNSCLC) and potentially other indications.

We are also driving innovation beyond PRAME with several proprietary and partnered preclinical product candidates targeting multiple indications.

Since our inception, we have focused on developing our technologies and executing our preclinical and clinical research programs with the aim to make a meaningful impact on the lives of patients with cancer. We do not have any products approved for sale. We have funded our operations primarily through equity financing and through payments from our collaboration partners.

We have assembled a team of 645 and 627 FTEs as of September 30, 2025 and December 31, 2024, respectively.

Through September 30, 2025 we have raised €1.5 billion through licensing payments from our collaborators and through private placements and public offerings of securities. We are holding cash and cash equivalents and other financial assets of €430.8 million as of September 30, 2025. We believe that we have sufficient capital resources to fund our operations through at least the next 12 months.

Our Strategy

Our mission is to deliver a meaningful impact on the lives of patients with cancer and unmet medical needs by producing novel, PRAME-directed immunotherapies that provide tangible clinical benefits. We seek to execute the following strategy to further this mission, reinforce our position as the global PRAME leader and maximize the value of our PRAME franchise:

•
Anzu-cel (IMA203) PRAME Cell Therapy: First Market Entry in Advanced Melanoma

Anzu-cel (anzutresgene autoleucel), previously called IMA203, is our lead PRAME cell therapy and will be our first PRAME therapy to enter the market in advanced melanoma. The current addressable patient population for anzu-cel’s first target indications, second-line or later (2L) cutaneous melanoma as well as metastatic uveal melanoma, includes ~9,000 patients1. Immatics’ global, randomized, controlled, multi-center Phase 3 clinical trial, SUPRAME, is currently ongoing to evaluate the efficacy, safety and tolerability of anzu-cel PRAME cell therapy as monotherapy vs. investigator's choice in patients with unresectable or metastatic cutaneous melanoma who have received prior treatment with a checkpoint inhibitor. SUPRAME is designed as a well-controlled clinical trial evaluating anzu-cel as a monotherapy in a late-stage cutaneous melanoma patient population and is intended to generate robust data to support regulatory approval of anzu-cel as Immatics advances this PRAME cell therapy towards the market. The primary endpoint for seeking full approval is blinded independent central review (“BICR”)-assessed (RECIST v1.1) progression-free survival (PFS). Secondary endpoints include overall survival (OS), objective response rate (ORR), safety and patient-reported outcomes about quality of life. The pre-specified interim and final data analyses will be triggered upon the occurrence of a defined number of events for PFS (progressive disease or death). Data from the interim analysis is not intended to be published to protect the integrity of the ongoing clinical trial. The Company remains on track for planned BLA submission in 1H 2027 and launch of anzu-cel in 2H 2027. Given the event-driven nature of the clinical trial design and based on the clinical site activation timelines, the target number of clinical trial sites and the current strong enrollment rate, Immatics estimates that the interim and final analyses will occur in 2026. Patient recruitment is currently ongoing in the US and Germany. The SUPRAME trial is planned to be conducted in more than 65 sites across North America and Europe, including the US, Germany, France, the Netherlands, the UK and Canada. We will also continue to evaluate anzu-cel in patients with uveal melanoma through the ongoing Phase 1b clinical trial. In addition, we have initiated a Phase 2 cohort to treat approximately 30 uveal melanoma patients. The consistent favorable tolerability, anti-tumor activity and pharmacokinetic profile of anzu-cel across both cutaneous and uveal melanoma provide a strong rationale for pursuing a parallel late-stage development strategy to serve both patient populations.

•
IMA203CD8 PRAME Cell Therapy (GEN2): Expansion to all Advanced PRAME Cancers

IMA203CD8 is our second-generation PRAME cell therapy product candidate being developed with the goal of expanding into all advanced PRAME cancers. Given its enhanced pharmacology profile, once the target dose is reached, we intend to pursue the clinical development of this product with a tumor-agnostic approach, starting with gynecologic cancers.

•
IMA402 PRAME Bispecific: Expansion to Earlier-Line PRAME Cancers

To expand the PRAME opportunity to earlier-line PRAME cancers, we are developing our off-the-shelf, next-generation, half-life extended TCR Bispecific, IMA402, as monotherapy or in combination with standard of care, with a focus on melanoma and gynecologic cancers. In addition, we are exploring the potential combination of IMA402 with IMA401 MAGEA4/8 Bispecific in squamous non-small cell lung cancer (sqNSCLC), and potentially other solid tumor indications.

•
IMA401 MAGEA4/8 Bispecific: Maximizing the Potential of Bispecifics Combinations

IMA401 is the Company’s off-the-shelf, next-generation, half-life extended TCR Bispecific targeting MAGEA4/8. Consistent with Immatics’ focus on advancing its PRAME Franchise, the Company is exploring IMA401 in combination with IMA402, starting with squamous non-small cell lung cancer (sqNSCLC). This opportunity with potentially synergistic clinical activity has the potential to address >90% of patients with sqNSCLC.

•
Unlock the full potential of strategic collaborations.

We have entered strategic collaborations with key industry partners to maintain and expand our global PRAME leadership position and actively seek to enter additional partnerships. These collaborations enable us to develop transformative therapeutics through the combination of synergistic capabilities and technologies, while providing non-dilutive capital through upfront and potential milestone payments, as well as royalties.

(1) Refers to PRAME+/HLA-A*02:01+ patients in the US and EU5 in 2025; Source: Clarivate Disease Landscape and Forecast

Portfolio Update

Anzu-cel (IMA203) Phase 2 in Uveal Melanoma

On October 20, 2025, updated data from the Phase 1b trial of anzu-cel in a subgroup of 16 patients with metastatic uveal melanoma were presented by Sapna Patel, MD, at an oral presentation at the Presidential Symposium III at ESMO 2025. A one-time infusion of anzu-cel PRAME cell therapy in the 16 patients with uveal metastatic melanoma demonstrated favorable tolerability and continued strong anti-tumor activity and durability: cORR of 67%, mDOR of 11.0 months, mPFS of 8.5 months and mOS not reached at 14.3 months mFU. The tolerability in the uveal melanoma subset was generally consistent with the full anzu-cel tolerability profile in the Phase 1b.

•
Based on the promising clinical data in patients with metastatic uveal melanoma, Immatics has initiated a Phase 2 cohort to treat approximately 30 uveal melanoma patients. The cohort is being conducted at select centers in the U.S. and Germany with deep expertise in uveal melanoma.
•
The consistent favorable tolerability, anti-tumor activity and pharmacokinetic profile of anzu-cel across both cutaneous and uveal melanoma provide a strong rationale for pursuing a parallel late-stage development strategy to serve both patient populations.
•
Anzu-cel has recently received Orphan Drug Designation (ODD) from the U.S. FDA for the treatment of uveal melanoma.

IMA402

On November 12, 2025, Immatics announced updated data from the Phase 1a dose escalation clinical trial evaluating IMA402 in heavily pre-treated patients with solid tumors.

•
The data showed clinical proof-of-concept of IMA402 with favorable tolerability across all doses, as well as deep and durable responses and early, promising PFS/iPFS and OS in patients treated within the RP2D range.
•
Across all indications at RP2D range a 30% (6/20) cORR was observed, including 29% cORR (4/14) in melanoma and 2/3 confirmed responses in ovarian carcinoma.
•
Based on the Phase 1a dose escalation data, Immatics is advancing its IMA402 PRAME Bispecific into Phase 1b dose expansion at two distinct doses to determine the final RP2D, both as a monotherapy and in combination with an immune checkpoint inhibitor with a focus on melanoma and gynecologic cancers in 2026.
•
Depending on the outcomes of these Phase 1b cohorts, the Company would seek to convert existing Phase 1b cohorts into Phase 2 studies and/or start additional Phase 2 trials, which may have the potential to become registration-directed.
•
As part of its strategy to maximize the IMA402 opportunity, the Company is also exploring the option to initiate additional Phase 1b cohorts in 2026 to determine the monotherapy and combination potential of IMA402 with immune checkpoint inhibitors and standard of care in late as well as earlier treatment lines.
•
As an additional opportunity, the Company is exploring the potential combination of IMA402 with IMA401 MAGEA4/8 in squamous non-small cell lung cancer (sqNSCLC) and potentially other solid tumor indications.

IMA401

On November 12, 2025, Immatics announced updated dose escalation data from the Phase 1a clinical trial evaluating IMA401 with or without an immune checkpoint inhibitor (pembrolizumab) in heavily pre-treated patients with solid tumors.

•
The data showed clinical proof-of-concept of IMA401 with favorable tolerability at RP2D.
•
The data also showed promising clinical activity and responses in patients in three focus indications treated with ≥1 mg: 25% cORR (2/8) in head and neck cancer, 29% cORR (2/7) in melanoma and promising early activity in sqNSCLC.
•
Based on the clinical proof-of-concept of both bispecific candidates, including the initial promising activity of IMA401 in head and neck cancer and sqNSCLC, Immatics is well-positioned to assess the synergistic potential of combining two different bispecifics, IMA402 targeting PRAME and IMA401 targeting MAGEA4/8, with and without a checkpoint inhibitor.

Pipeline Update

The Company has deprioritized preclinical development of IMA204 cell therapy targeting COL6A3 and preclinical development of its allogeneic cell therapy platform, ACTallo, to focus resources on the clinical development of its other cell therapy and bispecifics candidates.

Corporate Development

On October 1, 2025, Immatics announced the appointment of Venkat Ramanan, Ph.D., as Chief Financial Officer. Dr. Ramanan is a seasoned financial leader in the biopharmaceutical industry with over 25 years of experience at companies including Seagen, Gilead Sciences and Amgen. He brings deep financial expertise in facilitating successful product launches, establishing scalable operations in global markets and enabling corporate transactions.

On October 27, 2025, Immatics announced the appointment of Amie Krause as Chief People Officer. Ms. Krause brings more than 20 years of experience at companies including Revance Therapeutics, Atara Biotherapeutics and Amgen in building high-performing teams, shaping culture, enhancing organizational excellence and efficiency and aligning talent with business strategy.

Components of Operating Results

Revenue from Collaboration Agreements

To date, we have not generated any revenue from the sale of pharmaceutical products. Our revenue has been solely derived from our collaboration agreements, such as with BMS and Moderna. Our revenue from collaboration agreements consists of upfront payments and milestones as well as reimbursement of research and development expenses.

Upfront payments allocated to the obligation to perform research and development services are initially recorded on our statement of financial position as deferred revenue and are subsequently recognized as revenue on a cost-to-cost measurement basis, in accordance with our accounting policy as described further under “Critical Accounting Estimates.”

As part of the collaboration arrangements, we grant exclusive licensing rights for the development and commercialization of future product candidates, developed for specified targets defined in the respective collaboration agreement. We carry out our research activities using our proprietary technology and know-how, participate in joint steering committees, and prepare data packages. In one of our two current revenue generating collaboration agreements, these commitments represent one combined performance obligation, because the research activities are mutually dependent and the collaborator is unable to derive significant benefit from our access to these targets without our research activities, which are highly specialized and cannot be performed by other organizations. For the collaboration signed with Moderna in September 2023, the Group identified the following distinct performance obligations: initial early pre-clinical TCER targets (“Early TCER Activities”), one initial advanced pre-clinical TCER target (“Advanced TCER Activities”) and four distinct performance obligations which, due to their identical accounting treatment as license accesses, are jointly accounted for as if they were one performance obligation (“Database Activities”).

All collaboration agreements resulted in a total of €525.7 million of payments through September 30, 2025. We received €113.0 million ($120.0 million) upfront payment in connection with the strategic collaboration agreement with Moderna and a €13.7 million ($15.0 million) Opt-in payment from our collaboration partner BMS in 2023.

Under each of our revenue generating collaboration agreements, we are entitled to receive payments for certain development and commercial milestone events, in addition to royalty payments upon successful commercialization of a product. Since the achievement of these milestones is uncertain, we have uncertainty in our potential future revenue streams.

Our ability to generate revenue from sales of pharmaceutical products and to become profitable depends on the successful commercialization of product candidates by us and/or by our collaboration partners, following successful clinical trials and approval for sale. To the extent that existing or potential future collaborations generate revenue, our revenue may vary due to many uncertainties in the development of our product candidates and other factors.

Research and Development Expenses

Research and development expenses consist primarily of personnel-related costs (including share-based compensation) for the various research and development departments, intellectual property (“IP”) expenses, facility-related costs and amortization as well as direct expenses for clinical and preclinical programs.

Our core business is focused on the following initiatives with the goal of providing novel PRAME-directed immunotherapies to patients with cancer:

• Anzu-cel (IMA203) PRAME Cell Therapy: First Market Entry in Advanced Melanoma;

• IMA203CD8 PRAME Cell Therapy (GEN2): Expansion to all Advanced PRAME Cancers;

• IMA402 PRAME Bispecific: Expansion to Earlier-Line PRAME Cancers;

• IMA401 MAGEA4/8 Bispecific: Maximizing the Potential of Bispecifics Combinations; and

• Unlock the full potential of strategic collaborations.

Research expenses are defined as costs incurred for current or planned investigations undertaken with the prospect of gaining new scientific or technical knowledge and understanding. All research and development costs are expensed as incurred due to scientific uncertainty.

We expect our research and development expenses may increase in the future as we advance existing and future proprietary product candidates into and through clinical studies and pursue regulatory approval. The process of conducting the necessary clinical studies to obtain regulatory approval is costly and time-consuming. We expect our headcount may increase to support our continued research activities and to advance the development of our product candidates. Clinical studies generally become larger and more costly to conduct as they advance into later stages and, in the future, we will be required to make estimates for expense accruals related to clinical study expenses. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of any product candidates that we develop from our programs. We must demonstrate our products’ safety and efficacy through extensive clinical testing. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of our products, including but not limited to the following:

• after reviewing trial results, we or our collaborators may abandon projects previously believed to be promising;

• we, our collaborators, or regulators may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks;

• our potential products may not achieve the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved;

• contract manufacturing may not meet the necessary standards for the production of the product candidates or may not be able to supply the product candidates in a sufficient quantity;

• regulatory authorities may find that our clinical trial design or conduct does not meet the applicable approval requirements; and

• safety and efficacy results in various human clinical trials reported in scientific and medical literature may not be indicative of results we obtain in our clinical trials.

Clinical testing is very expensive, can take many years, and the outcome is uncertain. The data collected from our clinical trials of our TCR T-cell therapy or TCR Bispecific candidates may not be sufficient to support approval by the FDA, the EMA or comparable regulatory authorities of our TCR T-cell therapy or TCR Bispecific product candidates for the treatment of solid tumors. The clinical trials for our products under development may not be completed on schedule, the FDA, EMA or regulatory authorities in other countries may not view data generated from clinical trials that we designate as “pivotal” or “registration-enabling” as sufficient support regulatory approval, and the FDA, EMA or regulatory authorities in other countries may not ultimately approve any of our product candidates for commercial sale. If we fail to adequately demonstrate the safety and effectiveness of any product candidate under development, we may not receive regulatory approval for those product candidates, which would prevent us from generating revenues or achieving profitability.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related costs (including share-based compensation) for finance, legal, human resources, business development and the early stages of our commercial activities and other administrative and operational functions, professional fees, accounting and legal services, information technology and facility-related costs. These costs relate to the operation of the business, unrelated to the research and development function or any individual program.

Due to the possible planned increase in research and development activities as explained above, we also expect that our general and administrative expenses might increase. We might incur increased accounting, audit, legal, regulatory, compliance, director and officer insurance costs. Additionally, if and when a regulatory approval of a product candidate appears likely, we anticipate an increase in payroll and expenses as a result of our preparation for commercial operations.

Financial Result

Financial result consists of income and expenses from changes in fair value of warrant liability as well as both other financial income and other financial expenses. Our warrants are classified as liabilities recorded at fair value through profit and loss. The warrants expired on July 1, 2025 and have not been exercised during their lifetime. Other financial income results primarily from interest income and foreign exchange gains. Other financial expenses consist of interest expenses related to lease liabilities, foreign exchange losses and expected credit losses.

Results of Operations

Comparison of the Three and Nine Months Ended September 30, 2025 and September 30, 2024

The following table summarizes our consolidated statements of operations for each period presented:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024 (as restated)	2025	2024 (as restated)
	(Euros in thousands, except per share data)		(Euros in thousands, except per share data)
Revenue from collaboration agreements	5,187	50,559	28,505	99,583
Research and development expenses	(47,176)	(38,906)	(134,190)	(106,230)
General and administrative expenses	(12,673)	(11,156)	(37,520)	(32,925)
Other income	29	17	70	54
Operating result	(54,633)	514	(143,135)	(39,518)
Change in fair value of liabilities for warrants	—	3,833	1,730	4,228
Other financial income	4,250	5,889	14,684	18,707
Other financial expenses	(289)	(12,589)	(36,151)	(5,342)
Financial result	3,961	(2,867)	(19,737)	17,593
Loss before taxes	(50,672)	(2,353)	(162,872)	(21,925)
Taxes on income	127	(2,952)	2,123	(3,612)
Net loss	(50,545)	(5,305)	(160,749)	(25,537)
Net loss per share:
Basic	(0.42)	(0.05)	(1.32)	(0.25)
Diluted	(0.42)	(0.08)	(1.32)	(0.27)

Revenue from Collaboration Agreements

The following table summarizes our collaboration revenue for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
	(Euros in thousands)		(Euros in thousands)
Moderna, United States	4,231	25,298	22,428	43,601
BMS, United States	956	25,261	6,077	41,031
Genmab, Denmark	—	—	—	14,951
Total	5,187	50,559	28,505	99,583

Our revenue from collaboration agreements decreased by €45.4 million from €50.6 million for the three months ended September 30, 2024 to €5.2 million for the three months ended September 30, 2025. Under our collaboration agreement with Moderna revenue decreased from €25.3 million for the three months ended September 30, 2024 to €4.2 million for the three months ended September 30, 2025. For our collaboration with BMS revenue decreased from €25.3 million for the three months ended September 30, 2024 to €1.0 million for the three months ended September 30, 2025. For both, the decrease is primarily attributable to a lower proportion of costs incurred relative to the overall project progress within the quarter.

Our revenue from collaboration agreements decreased by €71.1 million from €99.6 million for the nine months ended September 30, 2024 to €28.5 million for the nine months ended September 30, 2025. Under our collaboration agreement with Moderna revenue decreased from €43.6 million during the nine months ended September 30, 2024 to €22.4 million during the nine months ended September 30, 2025. Revenue decreased for our collaboration with BMS from €41.0 million during the nine months ended September 30, 2024 to €6.1 million during the nine months ended September 30, 2025. For both, the decrease is primarily attributable to a lower proportion of costs incurred relative to the overall project progress within the quarter. In addition, €14.9 million of the decrease in revenue is attributable to the termination of our collaboration agreement with Genmab during the nine months ended September 30, 2024.

We did not achieve any material milestones or receive any royalty payments in connection with our collaboration agreements during the presented periods.

Research and Development Expenses

The following table summarizes our research and development expenses for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
	(Euros in thousands)		(Euros in thousands)
Direct external research and development expenses by program:
TCR T-cell therapy Programs	(13,971)	(7,984)	(34,947)	(19,590)
TCR Bispecific Programs	(5,970)	(2,833)	(13,749)	(7,152)
Other programs	(555)	(2,767)	(2,016)	(6,552)
Sub-total direct external expenses	(20,496)	(13,584)	(50,712)	(33,294)
Indirect research and development expenses:
Personnel related (excluding share-based compensation)	(16,628)	(13,655)	(51,430)	(41,151)
Share-based compensation expenses	(1,792)	(2,351)	(6,013)	(7,214)
IP expenses	(411)	(1,701)	(1,782)	(4,499)
Facility and depreciation	(3,044)	(3,016)	(8,934)	(8,434)
Other indirect expenses	(4,805)	(4,599)	(15,319)	(11,638)
Sub-total indirect expenses	(26,680)	(25,322)	(83,478)	(72,936)
Total	(47,176)	(38,906)	(134,190)	(106,230)

Direct external research and development expenses for our TCR T-cell therapy programs increased from €8.0 million for the three months ended September 30, 2024 to €14.0 million for the three months ended September 30, 2025. This increase mainly resulted from increased activities in our clinical trials for IMA203, especially SUPRAME. Direct external research and development expenses for our TCR Bispecific programs increased from €2.8 million for the three months ended September 30, 2024 to €6.0 million for the three months ended September 30, 2025. This increase mainly resulted from activities related to our continued development of IMA401 as a proprietary product as well as increased activities for IMA402.

Direct external research and development expenses for our other programs such as technology platforms and collaboration agreements decreased from €2.8 million for the three months ended September 30, 2024 to €0.6 million for the three months ended September 30, 2025. This decrease mainly resulted from the termination of our BMS IMA401 collaboration in September 2024.

Direct external research and development expenses for our TCR T-cell therapy programs increased from €19.6 million for the nine months ended September 30, 2024 to €34.9 million for the nine months ended September 30, 2025. This increase mainly resulted from increased activities in our clinical trials for IMA203, especially SUPRAME. Direct external research and development expenses for our TCR Bispecific programs increased from €7.2 million for the nine months ended September 30, 2024 to €13.7 million for the nine months ended September 30, 2025. This increase mainly resulted from activities related to our continued development of IMA401 as a proprietary product as well as increased activities for IMA402.

Direct external research and development expenses for our other programs such as technology platforms and collaboration agreements decreased from €6.6 million for the nine months ended September 30, 2024 to €2.0 million for the nine months ended September 30, 2025. This decrease mainly resulted from the termination of our BMS IMA401 collaboration in September 2024.

We do not allocate indirect research and development expenses by program, as our research and development personnel work across programs. Our intellectual property expenses are incurred for the protection of cancer antigen targets, T cell receptors, antibodies, bispecific molecules, and antigen discovery platforms which are beneficial to the whole research and development group rather than for specific programs. Our programs use common research and development facilities and laboratory equipment, and we also incur other costs such as general laboratory material or maintenance expenses that are incurred for commonly used activities within the whole research and development group.

Personnel-related expenses increased from €13.7 million for the three months ended September 30, 2024 to €16.6 million for the three months ended September 30, 2025. This increase resulted from our headcount growth due to our increased research and development activities including clinical trials. Share-based compensation expenses decreased from €2.4 million for the three months ended September 30, 2024 to €1.8 million for the three months ended September 30, 2025. Shared-based compensation expenses decrease over time mainly due to the fact that certain awards granted as part of the initial listing on Nasdaq have fully vested. IP expenses decreased from €1.7 million for the three months ended September 30, 2024 to €0.4 million for the three months ended September 30, 2025 mainly due to fewer patent activities in research and development carried out during the three months ended September 30, 2025. Facility and depreciation expenses are €3.0 million both for the three months ended September 30, 2024 and for the three months ended September 30, 2025. Other indirect expenses increased from €4.6 million for the three months ended September 30, 2024 to €4.8 million for the three months ended September 30, 2025. This increase mainly resulted from activities related to the preparation for scalability of our manufacturing processes.

Personnel-related expenses increased from €41.2 million for the nine months ended September 30, 2024 to €51.4 million for the nine months ended September 30, 2025. This increase resulted from our headcount growth due to our increased research and development activities including clinical trials. Share-based compensation expenses decreased from €7.2 million for the nine months ended September 30, 2024 to €6.0 million for the nine months ended September 30, 2025. Shared-based compensation expenses decrease over time mainly due to the fact that certain awards granted as part of the initial listing on Nasdaq have fully vested. IP expenses decreased from €4.5 million for the nine months ended September 30, 2024 to €1.8 million for the nine months ended September 30, 2025 mainly due to fewer patent activities in research and development carried out during the nine months ended September 30, 2025. Facility and depreciation expenses increased from €8.4 million for the nine months ended September 30, 2024 to €8.9 million for the nine months ended September 30, 2025 due to depreciation of our GMP facility in Houston, for which depreciation started in 2024. Other indirect expenses increased from €11.6 million for the nine months ended September 30, 2024 to €15.3 million for the nine months ended September 30, 2025. This increase mainly resulted from activities related to the preparation for scalability of our manufacturing processes.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
	(Euros in thousands)		(Euros in thousands)
Personnel related (excluding share-based compensation)	(5,109)	(3,668)	(14,099)	(11,371)
Share-based compensation expenses	(1,450)	(2,156)	(5,700)	(5,898)
Professional and consulting fees	(2,420)	(1,909)	(6,647)	(5,212)
Other external general and administrative expenses	(3,694)	(3,423)	(11,074)	(10,444)
Total	(12,673)	(11,156)	(37,520)	(32,925)

General and administrative expenses increased from €11.2 million for the three months ended September 30, 2024 to €12.7 million for the three months ended September 30, 2025.

Share-based compensation expenses decreased from €2.2 million for the three months ended September 30, 2024 to €1.5 million for the three months ended September 30, 2025. Shared-based compensation expenses decrease over time for awards granted as part of the initial listing on Nasdaq that have fully vested.

Personnel related general and administrative expenses, excluding share-based compensation, increased from €3.7 million for the three months ended September 30, 2024 to €5.1 million for the three months ended September 30, 2025. The increase primarily reflects increased engagement in commercialization preparation activities for our IMA 203 PRAME Cell Therapy.

Professional and consulting fees increased from €1.9 million for the three months ended September 30, 2024 to €2.4 million for the three months ended September 30, 2025. The increase primarily reflects increased engagement in commercialization preparation activities for our IMA 203 PRAME Cell Therapy.

Other external expenses increased from €3.4 million for the three months ended September 30, 2024 to €3.7 million for the three months ended September 30, 2025.

General and administrative expenses increased from €32.9 million for the nine months ended September 30, 2024 to €37.5 million for the nine months ended September 30, 2025.

Share-based compensation expenses decreased from €5.9 million for the nine months ended September 30, 2024 to €5.7 million for the nine months ended September 30, 2025. Shared-based compensation expenses decrease over time for awards granted as part of the initial listing on Nasdaq that have fully vested.

Personnel related general and administrative expenses, excluding share-based compensation, increased from €11.4 million for the nine months ended September 30, 2024 to €14.1 million for the nine months ended September 30, 2025. The increase primarily reflects increased engagement in commercialization preparation activities for our IMA 203 PRAME Cell Therapy.

Professional and consulting fees increased from €5.2 million for the nine months ended September 30, 2024 to €6.6 million for the nine months ended September 30, 2025. The increase primarily reflects increased engagement in commercialization preparation activities for our IMA 203 PRAME Cell Therapy.

Other external expenses increased from €10.4 million for the nine months ended September 30, 2024 to €11.1 million for the nine months ended September 30, 2025. The increase in other expenses mainly resulted from higher software expenses.

Change in Fair Value of Warrant Liabilities

Subsequent to the initial listing on Nasdaq, there were 7,187,500 warrants outstanding, which were classified as financial liabilities through profit and loss. The warrants entitle the holder to purchase one ordinary share at an exercise price of $11.50 per share.

The warrants expired on July 1, 2025, five years after the completion of the Business Combination. The expiration resulted in the derecognition of the Liabilities for warrants in the Statement of Financial Position on July 1, 2025 without impacts on the Statement of Profit and Loss for the three months ended September 30, 2025, as the fair value of the warrants was €0.00 as of June 30, 2025.

For the nine months ended September 30, 2025, the changes of the fair value of the warrants resulted in a decrease of €1.7 million and a corresponding income. The fair value of the warrants decreased from €0.24 ($0.25) per warrant as of December 31, 2024 to €0.00 ($0.00) as of June 30, 2025. The warrants expired on July 1, 2025.

Other Financial Income and Other Financial Expenses

Other financial income decreased from €5.9 million for the three months ended September 30, 2024 to €4.3 million for the three months ended September 30, 2025. The decrease mainly resulted from lower interest income mainly due to lower interest rates and lower balances partially offset by higher unrealized foreign exchange gains.

Other financial expenses decreased from €12.6 million for the three months ended September 30, 2024 to €0.3 million for the three months ended September 30, 2025. The decrease mainly resulted from lower unrealized foreign exchange losses.

Other financial income decreased from €18.7 million for the nine months ended September 30, 2024 to €14.7 million for the nine months ended September 30, 2025. The decrease mainly resulted from lower unrealized foreign exchange gains and lower interest income mainly due to lower interest rates and lower balances.

Other financial expenses increased from €5.3 million for the nine months ended September 30, 2024 to €36.2 million for the nine months ended September 30, 2025. The increase mainly resulted from higher unrealized foreign exchange losses.

Taxes on income

Taxes on income decreased from an expense of €3.0 million for the three months ended September 30, 2024 to a benefit of €0.1 million for the three months ended September 30, 2025. The decrease mainly resulted from a current income tax expense during the three months ended September 30, 2024 compared to an income tax benefit during the three months ended September 30, 2025. Immatics did not generate a taxable profit for the three months ended September 30, 2025 correspondingly no current income tax was recognized. During the three months ended September 30, 2024 a current income tax expense of €6.2 million was recognized. Deferred tax liabilities decreased during the three months ended September 30, 2025 and 2024, respectively. During the three months ended September 30, 2025 and the three months September 30, 2024, the decrease in temporary differences resulted in a deferred income tax benefit of €0.1 million and €3.3 million, respectively.

Taxes on income decreased from an expense of €3.6 million for the nine months ended September 30, 2024 to a benefit of €2.1 million for the nine months ended September 30, 2025. The decrease mainly resulted from a current income tax expense during the nine months ended September 30, 2024 compared to an income tax benefit during the nine months ended September 30, 2025. Immatics did not generate a taxable profit for the nine months ended September 30, 2025 correspondingly no current income tax was recognized. During the nine months ended September 30, 2024 a current income tax expense of €7.7 million was recognized. Deferred tax liabilities decreased during the nine months ended September 30, 2025 and 2024, respectively. During the nine months ended September 30, 2025 and the nine months September 30, 2024, the decrease in temporary differences resulted in a deferred income tax benefit of €2.1 million and €4.1 million, respectively.

Liquidity and Capital Resources

Cash and cash equivalents increased from €236.7 million as of December 31, 2024 to €334.9 million as of September 30, 2025.

We believe our existing Cash, cash equivalents and Other financial assets will be sufficient to fund our operating expenses and capital expenditure requirements through at least the next 12 months. We may consider raising additional capital to pursue strategic investments, to take advantage of financing opportunities or for other reasons.

Sources and Uses of Liquidity

We have incurred losses since inception, with the exception of the year ended December 31, 2022 and the year ended December 31, 2024. As of September 30, 2025, we had an accumulated deficit of €750.2 million.

We have funded our operations primarily from public offerings and private placements of our equity securities as well as upfront and other payments from collaboration agreements.

In the year ended December 31, 2024, we received (i) €185.0 million ($201.5 million) gross proceeds less transaction costs of €11.6 million ($12.6 million) in connection with our public offering of 18,313,750 ordinary shares on January 22, 2024; (ii) €137.9 million ($150.3 million) gross proceeds less transaction costs of €8.6 million ($9.4 million) in connection with our public offering of 16,250,000 ordinary shares on October 15, 2024; and (iii) on November 12, 2024 received €19.0 million ($20.2 million) gross proceeds less transactions costs of €1.1 million ($1.2 million) from the additional purchase option of ordinary shares in connection to the public offering on October 15, 2024.

Additionally, we have established an at-the-market (“ATM”) offering program pursuant to which we may, from time to time, issue and sell shares. We filed a prospectus supplement and accompanying prospectus relating to the ATM offering program with an aggregate offering price of $150 million. During the three and nine months ended September 30, 2025, no sales were made under the ATM agreement with Leerink Partners LLC.

We plan to utilize the existing Cash, cash equivalents and Other financial assets on hand primarily to fund our operating activities associated with our research and development initiatives to continue or commence clinical trials and seek regulatory approval for our product candidates. We also expect to continue investing in laboratory and manufacturing equipment and operations to support our anticipated development. Cash in excess of immediate requirements is invested in accordance with our investment policy with an emphasis on liquidity and capital preservation and consist primarily of cash in banks and short-term deposits.

Cash Flows

The following table summarizes our cash flows for each period presented:

	Nine months ended September 30,
	2025	2024
	(Euros in thousands)
Net cash provided by / (used in):
Operating activities	(117,961)	(99,554)
Investing activities	233,707	(104,980)
Financing activities	(2,198)	173,326
Total	113,548	(31,208)

Operating Activities

We primarily derive cash from our collaboration agreements. Our cash used in operating activities is significantly influenced by our use of cash for operating expenses and working capital to support the business. Historically we experienced negative cash flows from operating activities as we have invested in the development of our technologies and in our clinical and preclinical development of our product candidates.

Our net cash outflow from operating activities for the nine months ended September 30, 2025 was €118.0 million. This was comprised of a loss before tax of €162.8 million, an increase in working capital of €13.9 million, a non-cash income of €1.7 million related to the change in fair value of the warrants, partially offset by other effects of €5.6 million, net foreign exchange differences and expected credit losses of €33.9 million, depreciation and amortization charge of €9.2 million and non-cash charges from equity-settled share-based compensation expenses for employees of €11.7 million. The increase in working capital mainly resulted from a decrease in deferred revenue, accounts payable and other liabilities of €15.0 million and an increase in other assets and prepayments of €1.6 million, partly offset by a decrease in accounts receivable of €2.7 million.

Our net cash outflow from operating activities for the nine months ended September 30, 2024 was €99.6 million. This was comprised by a loss before tax of €21.9 million, an increase in working capital of €89.9 million, other effects of €9.8 million, and a non-cash income of €4.2 million related to the change in fair value of the warrants, partially offset by net foreign exchange differences and expected credit losses of €4.0 million, depreciation and amortization charge of €9.1 million and non-cash charges from equity-settled share-based compensation expenses for employees of €13.1 million. The increase in working capital mainly resulted from a decrease in deferred revenue, accounts payable and other liabilities of €91.1 million, partially offset by a decrease in other assets and prepayments of €0.1 million a decrease in accounts receivable of €1.1 million.

Investing Activities

Our net inflow of cash from investing activities for the nine months ended September 30, 2025 was €233.7 million. This consisted primarily of cash received from maturity of short-term deposits of €520.1 million, partially offset by cash paid in the amount of €280.7 million for short-term deposit investments that are classified as Other financial assets and held with financial institutions to finance the company and €5.7 million cash paid for new equipment and intangible assets.

Our net outflow of cash from investing activities for the nine months ended September 30, 2024 was €105.0 million. This consisted primarily of cash paid in the amount of €356.6 million for short-term deposit investments that are classified as Other financial assets and held with financial institutions to finance the company, €14.8 million cash paid for new equipment and intangible assets, partially offset by cash received from maturity of bonds and short-term deposits of €266.4 million.

Financing Activities

For the nine months ended September 30, 2025, the Group paid €2.2 million for lease agreements.

For the nine months ended September 30, 2024, net cash received from financing activities amounted to €173.3 million. On January 22, 2024, the Company closed an offering of 18,313,750 ordinary shares with a public offering price of €10.10 ($11.00) per ordinary share. The Company received net proceeds of €173.4 million after deducting the underwriting discount and fees and offering expenses and intends to use the net proceeds from this offering to fund the continued research and development of the Group’s pipeline, the manufacturing and production of product candidates and for working capital. In addition, the Group received €1.1 million from option exercises under the Equity Plans and paid €1.2 million from lease agreements.

Operation and Funding Requirements

Historically, we have incurred significant losses due to our substantial research and development expenses. We have an accumulated deficit of €750.2 million as of September 30, 2025. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, continue or commence clinical trials including GMP manufacturing of, and seek regulatory approval for and, if approved, commercialize our product candidates. We believe that we have sufficient financial resources available to fund our projected operating requirements for at least the next twelve months. Because the outcome of our current and planned clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. For example, our costs will increase if we experience any delays in our current and planned clinical trials. Our future funding requirements will depend on many factors, including, but not limited to:

•
progress, timing, scope and costs of our clinical trials, including the ability to timely initiate clinical sites, enroll patients and manufacture TCR T-cell therapy and TCR Bispecific product candidates for our ongoing, planned and potential future clinical trials;
•
time and cost to conduct IND- or CTA-enabling studies for our preclinical programs;
•
time and costs required to perform research and development to identify and characterize new product candidates from our research programs;
•
time and cost necessary to obtain regulatory authorizations and approvals that may be required by regulatory authorities to execute clinical trials or commercialize our products;
•
our ability to successfully commercialize our product candidates, if approved;
•
our ability to have clinical and commercial products successfully manufactured consistent with FDA, the EMA and comparable regulatory authorities’ regulations;
•
amount of sales and other revenues from product candidates that we may commercialize, any royalty or other payment obligations we have with respect to such sales (such as our tiered low single digit percentage reducing to less than a one percentage royalty obligation for certain of our product candidates), the selling prices for such potential products, and the availability of adequate third party coverage and reimbursement for patients;

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sales and marketing costs associated with commercializing our products, if approved, including the cost and timing of building our marketing and sales capabilities;
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cost of building, staffing and validating our manufacturing processes, which may include capital expenditure;
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terms and timing of our current and any potential future collaborations, licensing or other arrangements that we have established or may establish;
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cash requirements of any future acquisitions or the development of other product candidates;
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costs of operating as a public company;
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time and cost necessary to respond to technological, regulatory, political and market developments;
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costs of filing, prosecuting, defending and enforcing any patent claims and other IP rights; and
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costs associated with any potential business or product acquisitions, strategic collaborations, licensing agreements or other arrangements that we may establish.

Identifying potential product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and commercialize our product candidates. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.

Unless and until we can generate sufficient revenue to finance our cash requirements, which may never happen, we may seek additional capital through a variety of means, including through public and private equity offerings and debt financings, credit and loan facilities and additional collaborations. If we raise additional capital through the sale of equity or convertible debt securities, our existing shareholders’ ownership interest will be diluted, and the terms of such equity or convertible debt securities may include liquidation or other preferences that are senior to or otherwise adversely affect the rights of our existing shareholders. If we raise additional capital through the sale of debt securities or through entering into credit or loan facilities, we may be restricted in our ability to take certain actions, such as incurring additional debt, making capital expenditures, acquiring or licensing IP rights, declaring dividends or encumbering our assets to secure future indebtedness. Such restrictions could adversely impact our ability to conduct our operations and execute our business plan. If we raise additional capital through collaborations with third parties, we may be required to relinquish valuable rights to our IP or product candidates or we may be required to grant licenses for our IP or product candidates on unfavorable terms. If we are unable to raise additional capital when needed, we may be required to delay, limit, reduce or terminate our product development efforts or we may be required to grant rights to third parties to develop and market our product candidates that we would otherwise prefer to develop and market ourselves. For more information as to the risks associated with our future funding needs, see “Risk Factors—Risks Related to Our Financial Position.”

Critical Accounting Estimates

Our unaudited interim condensed consolidated financial statements for three and nine month period ended September 30, 2025 and 2024, respectively, have been prepared in accordance with International Accounting Standard 34 (Interim Financial Reporting), as issued by the International Accounting Standards Board.

The preparation of the consolidated financial statements for the year ended December 31, 2024 and the three and nine months ended September 30, 2025 in accordance with IFRS required the use of estimates and assumptions by the management that affect the value of assets and liabilities – as well as contingent assets and liabilities – as reported on the balance sheet date, and revenues and expenses arising during the year. The main areas in which assumptions, estimates and the exercising of a degree of discretion are appropriate relate to the determination of revenue recognition, research and development expenses, and share-based compensations as well as income taxes.

Our estimates are based on historical experience and other assumptions that are considered appropriate in the circumstances, and parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond our control. Hence, our estimates may vary from the actual values.

While our material accounting policies are more fully discussed in our consolidated financial statements included in our Annual Report, we believe that the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our unaudited interim condensed consolidated financial statements.

Revenue Recognition for Collaboration Agreements

We recognize revenue through collaboration and license agreements and reimbursement for research and development costs.

Under our collaboration and license agreements, we may receive upfront licensing payments, milestone payments and reimbursement of research and development expenses. Such collaboration agreements also include licenses of certain of our IP to the respective collaborators. As these agreements are comprised of several commitments, it must be assessed whether these commitments are capable of being distinct within the context of the contract.

For our collaboration with BMS, we determined that the commitment included in the agreement represents a single combined performance obligation, with a single measure of progress. The performance obligation is accounted for as a performance obligation satisfied over time on a cost-to-cost basis, as our collaboration partner simultaneously receives and consumes the benefit from our performance. Upfront licensing payments and reimbursement for development expenses are initially deferred on our statement of financial position and subsequently recognized as revenue over time as costs are incurred.

For our collaboration with Moderna, the Group identified the following distinct performance obligations: Early TCER Activities, Advanced TCER Activities and Database Activities. The most reasonable estimation method for the Early TCER Activities and the Database Activities is the adjusted market assessment approach, as we are able to use insights from prior collaborations as well as information implicit in the contract to estimate the stand-alone selling price. To estimate a stand-alone selling price for the performance obligation related to the Advanced TCER Activities, we concluded to use the residual approach as the license is a unique license and there is no available market price for the license and hence no specific stand-alone selling price apart from the residual amount was identified. We evaluated each performance obligation to determine if it can be satisfied at a point in time or over time. The control over all performance obligations is transferred over time. We transfer control of these agreed services over time and will therefore recognize revenue over time as costs are incurred using a cost-to-cost method. For the Database Activities, we will recognize revenue linearly over time, as the performance obligations represent a right to access the database. At inception of the Moderna agreement, the entire upfront payment was initially deferred on our Consolidated Statement of Financial Position.

Milestone payments are generally included in the transaction price at the amount stipulated in the respective agreement and recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. To date, no material milestone payment has been included in the transaction price and recognized into revenue.

We provide development and manufacturing work to our collaboration partners and recognize revenue over time using an input-based method to measure progress toward complete satisfaction of the service, because the collaboration partner simultaneously receives and consumes the benefits provided. Forecast values are used for the calculation of expected future revenue for the remaining term of the contract. These costs estimated as part of the budgeting process must be reviewed and approved before we can use them for recognition purposes. Significant management judgment is required to determine the level of effort required under an arrangement, and the period over which we expect to complete our performance obligations under the arrangement which includes total internal personnel costs and external costs to be incurred. Changes in these estimates can have a material effect on revenue recognized.

Share-based Compensation

The Company offers a share-based compensation plan that includes Performance-Based Options (“PSUs”) and service options including a conversion of previous share-based compensation arrangements entered into by Immatics GmbH.

The costs of equity-settled transactions are determined by the fair value at grant date, using an appropriate valuation model. Share-based expenses for the respective vesting periods, are recognized in research and development expenses and general and administrative expenses, reflecting a corresponding increase in equity.

Income Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expenses already recorded. Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available which can be utilized against the losses. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. Due to our history of loss-making over the last several years as well as our expectation for the foreseeable future, we have only recognized deferred tax assets on tax losses carried forward to the extent that they offset deferred tax liabilities for temporary differences, taking into account the limitations in accordance with §10d para 2 EStG (German income tax code). Changes in the estimation of our potential to use tax losses carried forward can have a material effect on our net income.

Recently Issued and Adopted Accounting Pronouncement

New standards and interpretations applied for the first time as of January 1, 2025 and 2024 had no material effect on the consolidated financial statements of the Group.

In April 2024, IFRS 18, “Presentation and Disclosure in Financial Statements” was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1 “Presentation of Financial Statements”, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is currently assessing the impact of the new standard.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various risks in relation to financial instruments. Our principal financial instruments comprise cash and cash equivalents, short-term deposits and accounts receivables. The main purpose of these financial instruments is to invest the proceeds of capital contributions and upfront payments from collaboration agreements. We have various other financial instruments such as other receivables and trade accounts payables, which arise directly from our operations.

The main risks arising from our financial instruments are market risk and liquidity risk. The Board of Management reviews and agrees on policies for managing these risks as summarized below. We also monitor the market price risk arising from all financial instruments.

Interest rate risk

Our exposure to changes in interest rates relates to investments in deposits and to changes in interest for overnight deposits. Changes in the general level of interest rates may lead to an increase or decrease in the fair value of these investments. Regarding the assets and liabilities shown in the Consolidated Statement of Financial Position, we are currently not subject to major interest rate risks.

Credit risk

Financial instruments that potentially subject us to concentrations of credit and liquidity risk consist primarily of cash and cash equivalents, accounts receivables and short-term deposits. Our cash and cash equivalents and short-term deposits are denominated in Euros and U.S. Dollars and maintained with three financial institutions in Germany and two in the United States. Our accounts receivables are denominated in Euros.

We continually monitor our positions with, and the credit quality of, the financial institutions and corporation, which are counterparts to our financial instruments and we are not anticipating non-performance. The maximum default risk corresponds to the carrying amount of the financial assets shown in the statement of financial position. We monitor the risk of a liquidity shortage. The main factors considered here are the maturities of financial assets, as well as expected cash flows from equity measures.

Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. In particular, it poses a threat if the value of the currency in which liabilities are priced appreciates relative to the currency of the assets. Our business transactions are generally conducted in Euros and U.S. Dollars. We aim to match Euro cash inflows with Euro cash outflows and U.S. Dollar cash inflows with U.S. Dollar cash outflows where possible. Our objective of currency risk management is to identify, manage and control currency risk exposures within acceptable parameters.

Our cash and cash equivalents were €334.9 million as of September 30, 2025. Approximately 92% of our cash and cash equivalents were held in Germany, of which approximately 42% were denominated in Euros and 58% were denominated in U.S. Dollars. The remainder of our cash and cash equivalents are held in the United States and denominated in U.S. Dollars. Additionally, we have short-term deposits classified as Other financial assets denominated in Euros in the amount of €30.4 million and U.S. Dollars in the amount of €65.5 million as of September 30, 2025.

OTHER INFORMATION

Legal Proceedings

From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of our business activities. As of the date of this Report, we do not believe that we are party to any claim or litigation, the outcome of which would, individually or in the aggregate, be reasonably expected to have a material adverse effect on our business.

Risk Factors

There have been no material changes from the risk factors described in the section titled “Risk Factors” in our Annual Report.